Exhibit (a)(5)(B)

NAVIOS MARITIME HOLDINGS INC.

EXTENDS $20 MILLION TENDER OFFER FOR ITS SERIES G AND SERIES H

AMERICAN DEPOSITARY SHARES

UNTIL MIDNIGHT ON OCTOBER 21, 2022

GRAND CAYMAN, Cayman Islands, October 13, 2022 — Navios Maritime Holdings Inc. (“Navios Holdings”, the “Company” or “we”) (NYSE: NM), announced today that it is extending the expiration date of its tender offer (the “Offer”) to purchase an aggregate of approximately $20 million of the outstanding Series H and Series G (as defined below) American Depositary Shares (“ADSs”) for cash, until midnight (the end of the day), New York City time, on October 21, 2022.

The terms of the Offer remain the same. The Company is offering to purchase, for cash, Series H ADSs for $15.28 and Series G ADSs for $15.73, in each case less any applicable withholding taxes.

The consideration offered is equal to:

•

a $0.24 premium to the volume weighted average price (“VWAP”) for the Series H ADSs and a $0.03 discount to the VWAP for the Series G ADSs for the initial period of the Offer ending on October 12, 2022;

•	a 10% premium to the last trading price of each of the Series H ADSs and the Series G ADSs as of September 13, 2022 (the day before the offer commenced); and

•

111.6% of the 30-day VWAP for the Series H ADSs as consolidated and reported by Bloomberg, and 113% of the 30-day VWAP of the Series G ADSs, in each case for the thirty consecutive calendar days immediately preceding the date on which the Offer was commenced.

The Offer is being made exclusively to existing holders of 1,768,102 Series H ADSs and 534,905 Series G ADSs, offering them immediate liquidity in a relatively illiquid market. We anticipate that upon the conclusion of this Offer that the liquidity of the Series H ADSs and Series G ADSs likely will be further reduced given the fewer number of Series H ADSs and Series G ADSs outstanding. As further discussed below, approximately 31.5% of the outstanding Series H ADSs and 7.1% of the outstanding Series G ADSs have been tendered into the Offer.

•

We do not intend to increase the purchase price of this Offer or commence another tender offer in the near term. While the Preferred Shares (as defined below) underlying the Series G ADSs and Series H ADSs are entitled to dividends in certain circumstances, since February 2016, payment of quarterly dividends has been suspended, and we currently have no plans to pay dividends on the Preferred Shares.

•

Under the terms of each of the Series H ADSs and Series G ADSs, dividend payments are not compounded, although the right to unpaid dividends is cumulative. That means that the unpaid dividends that accrue as an arrearage do not earn any economic return so long as these dividends remain unpaid. We believe that a rising interest rate environment has a negative impact on any potential recovery for such dividend arrearage, where such a recovery may be years away, if at all.

This Offer may be appropriate for a holder seeking liquidity and/or greater certainty that it will receive current cash payments on its security and willing to forego the possibility that previously accrued dividends on the Series H ADSs and Series G ADSs may ever be paid or that the Company will elect to redeem the Preferred Shares at their full redemption amount.

The Company will accept for tender up to $20 million consisting of (i) up to 300,000 of the outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”), at a purchase price per Series G ADSs of $15.73 in cash, less any applicable withholding taxes, and (ii) up to 1,000,000 outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred” and, together with the Series G Preferred, the “Preferred Shares”), at a purchase price per Series H ADSs of $15.28 in cash, less any applicable withholding taxes, pursuant to the terms and conditions set forth in the Offer to Purchase, dated September 14, 2022, and the Amended and Restated Offer to Purchase, dated as of September 29, 2022 (as further amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”).

Citibank, N.A., the tender offer agent for the Offer, has advised the Company that, as of 6:00 p.m., New York City time, on October 12, 2022, approximately 556,690 Series H ADSs and 37,810 Series G ADSs, have been validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 31.5% of the outstanding Series H ADSs and 7.1% of the outstanding Series G ADSs.

Conditions to the Offer

The Offer is not conditioned upon the receipt of any financing or on any minimum number of Series H ADSs or Series G ADSs being tendered. However, the completion of the Offer is subject to certain other conditions as set forth in the Offer to Purchase.

Expiration

The Offer will expire at midnight (the end of the day), New York City Time, on October 21, 2022, unless extended. The Depository Trust Company and its direct and indirect participants will establish their own cutoff dates and times to receive instructions to tender in the Offer to Purchase, which will be earlier than the expiration date. You should contact your broker or other securities intermediary to determine the cutoff date and time applicable to you, in order to timely tender your ADSs and participate in this Offer.

Complete Terms and Conditions

Georgeson LLC is acting as the Information Agent for the Offer. Citibank, N.A. is acting as the Tender Agent for the Offer. The complete terms and conditions of the Offer are set forth in the Offer to Purchase.

Copies of the Offer to Purchase may also be obtained from the Information Agent:

Georgeson LLC

Call Toll-Free (800) 903-2897

Important Notices and Additional Information

This press release is for informational purposes only. This press release is not a recommendation to buy or sell any of the Series G ADSs, Series H ADSs, the underlying Preferred Shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell any of the Series G ADSs, Series H ADSs, the underlying Preferred Shares or any other securities. This press release shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. In connection with the Offer, the Company has filed with the SEC a Tender Offer Statement on Schedule TO, including the Offer to Purchase and related documents, which fully describe the terms and conditions of the Offer. The Company is making the Offer only by, and pursuant to the terms of, the Offer to Purchase. The Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the Information Agent or the Tender Agent makes any recommendation in connection with the Offer. The Company urges holders of Series G ADSs and Series H ADSs to read the Offer to Purchase and related disclosures (including all amendments and supplements) and to consult with their tax, financial, etc. advisors before making any decision with respect to the Offer. A free copy of the Tender Offer Statement on Schedule TO, including the Offer to Purchase and related documents, is available at the SEC’s website at www.sec.gov or from the Information Agent for the Offer.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) owns a controlling equity stake in Navios South American Logistics Inc., a leading infrastructure and logistics company in the Hidrovia region of South America and a passive equity interest in Navios Maritime Partners L.P., a leading, US publicly listed shipping company which owns and operates dry cargo and tanker vessels. For more information about Navios Holdings, please visit our website: www.navios.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including with respect to the completion of the Offer. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.345.232.3067

+1.212.906.8643

investors@navios.com